UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

WALGREENS BOOTS ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

931427108

(CUSIP Number)

Simone Retter

Alliance Santé Participations S.A.

14, avenue du X Septembre

L-2550 Luxembourg

Grand Duchy of Luxembourg

+ 352 27 99 01 03

With a copy to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris, France

+ 33 1 45 02 19 19

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 931427108		13D

1	Name of Reporting Person Alliance Santé Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 144,788,821

	8	Shared Voting Power 0

	9	Sole Dispositive Power 144,788,821

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,788,821

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3% *

14	Type of Reporting Person (See Instructions) CO

*  This calculation is based on 887,987,456 shares of Common Stock, par value $0.01 per share, outstanding as of December 2, 2019, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP No. 931427108		13D

1	Name of Reporting Person NEWCIP S.A. (in liquidation)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% *

14	Type of Reporting Person (See Instructions) CO

*  This calculation is based on 887,987,456 shares of Common Stock, par value $0.01 per share, outstanding as of December 2, 2019, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP No. 931427108		13D

1	Name of Reporting Person NewCIP II S.à r.l.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 144,788,821

	8	Shared Voting Power 0

	9	Sole Dispositive Power 144,788,821

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,788,821

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3% *

14	Type of Reporting Person (See Instructions) CO

*  This calculation is based on 887,987,456 shares of Common Stock, par value $0.01 per share, outstanding as of December 2, 2019, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 10, 2019.

CUSIP No. 931427108		13D

1	Name of Reporting Person Stefano Pessina

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF, PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Monaco

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 146,113,290

	8	Shared Voting Power 0

	9	Sole Dispositive Power 146,113,290

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,113,290

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.5% *

14	Type of Reporting Person (See Instructions) IN

*  This calculation is based on 887,987,456 shares of Common Stock, par value $0.01 per share, outstanding as of December 2, 2019, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 10, 2019.

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed by the Reporting Persons (as defined below) and relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walgreens Boots Alliance, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 7 amends and supplements the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on December 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on January 20, 2015, by Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 31, 2015, by Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on November 4, 2016, by Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on January 17, 2018, by Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on July 17, 2018 and by Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on November 5, 2019 (as so amended, the “Existing Schedule 13D”).

Capitalized terms used in this Amendment No. 7 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D.  Except as specifically amended hereby, items in the Existing Schedule 13D remain unmodified.

Item 2.                           Source and Amount of Funds or Other Consideration.

Item 2 of the Existing Schedule 13D is amended and restated in its entirety as follows:

(a)             This Schedule 13D is being filed by:

(i)                 Alliance Santé Participations S.A., a Luxembourg corporation (société anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 51280 (“ASP”);

(ii)              NEWCIP S.A. (in liquidation), a Luxembourg corporation (société anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 123006 and in the course of liquidation (“NEWCIP”);

(iii)           NewCIP II S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and in the course of being registered with the Luxembourg Registry of Companies and Commerce (“NewCIP II”); and

(iv)          Stefano Pessina, a citizen of Monaco (“Pessina”).

ASP, NEWCIP, NewCIP II and Pessina are collectively referred to herein as the “Reporting Persons”.  In the Existing Schedule 13D (from Amendment No. 3 onwards) references to the “Reporting Persons” include ASP, NEWCIP and Pessina, which persons are collectively referred to in the Existing Schedule 13D (through and including Amendment No. 2) as the “Pessina Reporting Persons”.

The shares of Common Stock reported as beneficially owned with sole voting and sole dispositive power by the Reporting Persons (other than NEWCIP) are held of record by ASP.  As of December 17, 2019, NEWCIP no longer beneficially owned any shares of Common Stock.

NewCIP II is the sole shareholder of ASP and Pessina holds 100% voting control over NewCIP II.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer (and in the case of NEWCIP, of the liquidator) of the Reporting Persons, as applicable.

(b)             The principal business address of ASP, NEWCIP and NewCIP II is at 14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg. The business address of Pessina is at 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

(c)              The principal business of ASP and NewCIP II is the holding of investments.  NEWCIP is in liquidation.  The principal business occupation of Pessina is as the Executive Vice Chairman and Chief Executive Officer of the Issuer.  Since August 2, 2012, Pessina has also been a member of the Board of the Original Issuer and, effective as of the effective time of the Reorganization, of the Issuer.

(d), (e)             During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)               Each of ASP, NEWCIP and NewCIP II is incorporated under the laws of Luxembourg.  Pessina is a citizen of Monaco.

Item 3.                           Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 17, 2019, at an extraordinary shareholder meeting held at the office, and in the presence, of a Luxembourg notary, the sole shareholder of NEWCIP resolved to dissolve NEWCIP and place it in liquidation and to appoint as liquidator Retter S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée) and an attorney-at-law registered with the Luxembourg Bar.

On December 17, 2019, in connection with the ongoing liquidation, including on redemption-in-kind of certain outstanding preferred equity certificates issued by NEWCIP and as an advance on a liquidating distribution, shares representing 100% of the outstanding share capital and voting power of ASP were transferred from NEWCIP to NewCIP II, a newly-incorporated Luxembourg limited liability company (société à responsabilité limitée), in the process of being registered with the Luxembourg Trade and Company Register, to which Pessina has contributed his entire shareholding in NEWCIP in exchange for newly-issued shares representing a 100% controlling interest in NewCIP II.

As a result, as of December 17, 2019, NewCIP II is the sole shareholder of ASP and Pessina holds 100% voting control over NewCIP II.  ASP continues to be the legal holder of record of 144,788,821 shares of Common Stock.

Item 5.                           Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The ownership percentages set forth below are based on 887,987,456 shares of Common Stock, par value $0.01 per share, outstanding as of December 2, 2019, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 10, 2019.

(a)         The Reporting Persons beneficially own an aggregate of 146,113,290 shares of Common Stock, which represent, in the aggregate, approximately, 16.5% of the outstanding shares of Common Stock.  Of these: (i) 144,788,821 shares of Common Stock are held directly and of record by ASP; (ii) 182,707 shares of Common Stock are held directly and of record by Pessina; and (iii) 1,141,762 shares of Common Stock are subject to employee stock options granted to Pessina that are exercisable as of, or within 60 days after, the date of this Amendment No. 7.  All such stock options are “out-of-the-money” having exercise prices in excess of US$ 57.80, being the closing price on December 16, 2019, the trading day immediately preceding the date of this Amendment.  The number does not include 77,135 shares of Common Stock underlying restricted stock units awarded to Pessina (being 76,570 shares underlying restricted stock units awarded to Pessina on November 1, 2019 and 565 shares underlying restricted stock units issued in lieu of dividends on outstanding restricted stock units).  The shares of Common Stock underlying these restricted stock units vest with respect to 25,498 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2020, with respect to 25,498 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2021, and with respect to 25,574 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2022, subject to acceleration or forfeiture in certain circumstances in accordance with the terms and conditions of their award.

The number of shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(b)             ASP has the sole power to vote and the sole power to dispose of the 144,788,821 shares of Common Stock held directly and of record by ASP, which shares represent approximately 16.3% of the outstanding shares of Common Stock.  NewCIP II is the sole shareholder of ASP and Pessina holds 100% voting control over NewCIP II; accordingly each of NewCIP II and Pessina may be deemed to be the beneficial owner of the 144,788,821 shares of Common Stock held directly and of record by ASP.  In addition, Pessina has the sole power to vote and the sole power to dispose of the 182,707 shares of Common Stock that he holds directly and of record, which shares represent approximately 0.02% of the outstanding shares of Common Stock.  Finally, on their exercise, Pessina would have the sole power to vote and the sole power to dispose of the 1,141,762 shares of Common Stock that are subject to the employee stock options he holds, which shares represent approximately 0.1% of the outstanding shares of Common Stock.

The information with respect to the voting and dispositive power of the shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(c)              Other than as described elsewhere in this Schedule 13D (including the information in Item 3 which is incorporated herein by reference), the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed in Annex A hereto have effected no transactions in shares of Common Stock since the filing of Amendment No. 6 to this on November 5, 2019.

(d)             Other than the Reporting Persons and the persons listed in Annex A hereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities or, to the knowledge of the Reporting Persons, the securities of the persons listed in Annex A hereto, respectively.

(e)              Not applicable.

Item 7.                           Material to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit M.                   Joint Filing Agreement, dated December 17, 2019, by and among, Alliance Santé Participations S.A., NEWCIP S.A. (in liquidation), NewCIP II S.à r.l. and Stefano Pessina.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2019

ALLIANCE SANTE PARTICIPATIONS S.A.

	By:	/s/ Stefano Pessina
		Name:	Stefano Pessina
		Title:	Administrateur (Director)

NEWCIP S.A. (IN LIQUIDATION)

	By:	Retter S.à r.l., its Liquidator

		By:	/s/ Simone Retter
		Name:	Simone Retter
		Title:	Manager

NEWCIP II S.À R.L.

	By:	/s/ Stefano Pessina
		Name:	Stefano Pessina
		Title:	Manager

/s/ Stefano Pessina
STEFANO PESSINA

ANNEX A

ALLIANCE SANTE PARTICIPATIONS S.A., NEWCIP S.A. AND NEWCIP II S.A R.L.

The directors of Alliance Santé Participations S.A. are the same individuals as the managers of NewCIP II S.à r.l.

The Liquidator of NEWCIP S.A. is Retter S.à r.l.  The sole manager of Retter S.à r.l. is Simone Retter, who is also a director of Alliance Santé Participations S.A. and a manager of NewCIP II S.à r.l.

Directors/Managers

Stefano Pessina

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Chief Executive Officer, Walgreens Boots Alliance, Inc.

Beneficial Ownership of Issuer: See cover page for Stefano Pessina and Item 5 of the Statement.

Ornella Barra

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Co-Chief Operating Officer, Walgreens Boots Alliance, Inc.

Beneficial Ownership of Issuer: 2,148,010 shares of Common Stock; approximately 0.24% of outstanding shares.(1)(2)(3)

Jean-Paul Goerens

Personal Address:  6, Lacets Saint Léon, Monte Carlo, 98000 Monaco.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 4,000 shares of Common Stock; less than 0.01% of outstanding shares.(1)(4)

Simone Retter

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 1,100 shares of Common Stock; less than 0.01% of outstanding shares.(1)(4)

Other than the foregoing, none of Alliance Santé Participations S.A., NewCIP II S.à r.l., or Retter S.à r.l. (the liquidator of NEWCIP S.A.) has any other directors, managers or executive officers.

Notes:

(1)         Ownership percentages are based on 887,987,456 shares of Common Stock outstanding as of December 2, 2019, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 10, 2019.

(2)         The number includes:

•                  1,718,000 shares of Common Stock held directly and of record by OLB Holdings Ltd., an exempted limited company incorporated in the Cayman Islands (“OLB”).  OLB has sole voting and dispositive power with respect to the shares of Common Stock it holds.  Ornella

Barra owns 100% of the share capital and voting power of OLB and may be deemed to be the beneficial owner of the 1,718,000 shares of Common Stock held by OLB.

•                  52,739 shares of Common Stock held directly and of record by Ornella Barra, with respect to which she has sole voting and dispositive power.

•                  377,271 shares of Common Stock subject to employee stock options granted to Ornella Barra that are exercisable as of, or within 60 days after, the date of this Amendment No. 7.  All such stock options are “out-of-the-money” having exercise prices in excess of US$ 57.80, being the closing price on December 16, 2019, the trading day immediately preceding the date of this Amendment No. 7.

(3)         The number does not include:

•                  21,694 shares of Common Stock underlying restricted stock units awarded to Ornella Barra (being 21,535 shares underlying restricted stock units awarded to Ornella Barra on November 1, 2019 and 159 shares underlying restricted stock units issued in lieu of dividends on outstanding restricted stock units).  The shares of Common Stock underlying these restricted stock units vest with respect to 7,171 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2020, with respect to 7,171 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2021, and with respect to 7,193 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2022, subject to acceleration or forfeiture in certain circumstances in accordance with the terms and conditions of their award.

•                  25,681 shares of Common Stock underlying restricted stock units awarded to Ornella Barra on December 10, 2019.  The shares underlying these restricted stock units vest with respect to 12,840 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on September 1, 2020 and with respect to 12,841 shares (plus any shares underlying restricted stock units issued in lieu of dividends on such shares) on September 1, 2021, subject to acceleration or forfeiture in certain circumstances in accordance with the terms and conditions of their award.

(4)         Each of Mr. Goerens and Ms. Retter has sole voting and dispositive power with respect to the shares of Common Stock he or she holds.

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated December 31, 2014, by and among, AB Acquisitions Holdings Limited, Alliance Santé Participations S.A., NEWCIP S.A. and Stefano Pessina. *

Exhibit B

Purchase and Option Agreement, dated as of June 18, 2012, by and among Alliance Boots GmbH, AB Acquisitions Holdings Limited, and Walgreen Co. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on June 19, 2012 (file number 001-00604))

Exhibit C

Shareholders Agreement, dated as of August 2, 2012, by and among Walgreen Co., Stefano Pessina, KKR Sprint (Europe II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., each of the persons becoming a party thereto and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by the Original Issuer on August 6, 2012 (file number 001-00604)).

Exhibit D

Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on August 6, 2014 (file number 001-00604)).

Exhibit E

Amendment No. 2, dated December 31, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, as Amended by Amendment No. 1, dated as of August 5, 2014, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Ontario Holdings WBS Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. *

Exhibit F

Notification Letter, dated December 31, 2014, from Walgreens to Alliance Boots GmbH, AB Acquisitions Holdings Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, KKR Sprint (KPE) Limited, Kohlberg Kravis Roberts & Co. L.P., Alliance Santé Participations S.A. and Stefano Pessina. *

Exhibit G

First Amendment to Joint Filing Agreement, dated as of November 4, 2016, by and among Sprint Acquisitions Holdings Limited (formerly known as AB Acquisitions Holdings Limited), Alliance Santé Participations S.A., NEWCIP S.A., and Stefano Pessina. **

Exhibit H

Stock Purchase and Sale Agreement, dated October 31, 2016, by and among KKR Sprint (2006) Limited, KKR Sprint (European II) Limited, KKR Sprint (KPE) Limited, KKR European Co-Invest Fund I, L.P., KKR Reference Fund Investments L.P., KKR Associates Reserve LLC, KKR Associates 2006 (Overseas), Limited Partnership and Sprint Co-Invest 2 L.P., as sellers, and Alliance Santé Participations S.A., as purchaser. **

Exhibit I	Assignment Agreement, dated January 15, 2018, by and between Stefano Pessina and Alliance Santé Participations S.A. ***

Exhibit J	Loan Agreement, dated January 15, 2018, by and between Stefano Pessina, as lender, and Alliance Santé Participations S.A., as borrower. ***

Exhibit K	Share Purchase Agreement, dated July 16, 2018, by and between Ornella Barra and Alliance Santé Participations S.A. ****

Exhibit L	Loan Agreement, dated July 16, 2018, by and between Alliance Finance Ltd., as lender, and Alliance Santé Participations S.A., as borrower. ****

Exhibit M.	Joint Filing Agreement, dated December 17, 2019, by and among, Alliance Santé Participations S.A., NEWCIP S.A. (in liquidation), NewCIP II S.à r.l. and Stefano Pessina. *****

*                                         Filed with original Schedule 13D, dated December 31, 2014.

**                                  Filed with Amendment No.3 to Schedule 13D, dated November 4, 2016.

***                           Filed with Amendment No.4 to Schedule 13D, dated January 17, 2018.

****                    Filed with Amendment No.5 to Schedule 13D, dated July 17, 2018.

*****             Filed herewith.